UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-38751

Tencent Music Entertainment Group

(Exact Name of Registrant as Specified in Its Charter)

Unit 3, Building D, Kexing Science Park

Kejizhongsan Avenue, Hi-Tech Park, Nanshan District

Shenzhen, 518057, the People’s Republic of China

Tel: +86-755-8601 3388

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

EXPLANATORY NOTE

Exhibits 4.1 through 5.1 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Tencent Music Entertainment Group (File No. 333-298683) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit	Description

4.1	First Supplemental Indenture, dated as of September 10, 2026, between Tencent Music Entertainment Group and The Bank of New York Mellon

4.2	Form of US$500,000,000 5.050% Notes due 2031 (included as Exhibit A in Exhibit 4.1)

4.3	Form of US$500,000,000 5.650% Notes due 2036 (included as Exhibit B in Exhibit 4.1)

5.1	Davis Polk & Wardwell Legal Opinion

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tencent Music Entertainment Group

Date:	September 11, 2026	By:	/s/ Cussion Kar Shun Pang
Name: Cussion Kar Shun Pang
Title: Executive Chairman